Exhibit 11.01

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
                    DIGITAL LINK CORPORATION
       STATEMENT OF COMPUTATION OF NET INCOME PER SHARE
       (In thousands, except per share data, unaudited)


                              Quarter  Ended     Nine Months Ended
                               September 30,        September 30
                              1996      1995      1996       1995

Primary:

Net  income                  $1,481    $1,678    $2,890    $ 4,303

Weighted average number of
    shares from:
      Common shares
      outstanding             9,149     8,800     9,080      8,736
     Common equivalent shares
          from stock options
          outstanding           302       683       337        734

Common and common equivalent
    shares used in computing per
    share amounts             9,451     9,483     9,417      9,470

Net income per share         $ 0.16    $ 0.18    $ 0.31    $  0.45


Note: There is no material difference in the computation of net income per share on a fully diluted basis.

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